

SECU 07005957 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sustainability Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

400 Skokie Boulevard, Suite 415
(No. and Street)

Northbrook, (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jérôme de Bontin (847) 714-9363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jérôme de Bontin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sustainability Investments, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Nadia Martinez
Notary Public, State of Illinois
My Commission Exp. 12/13/2009

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSTAINABILITY INVESTMENTS, LLC

TABLE OF CONTENTS



201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Sustainability Investments, LLC

We have audited the accompanying statement of financial condition of Sustainability Investments, LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sustainability Investments, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2007

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Cash	$ 92,941
Accounts receivable	290,317
Total assets	$383,258
LIABILITIES	$ 0
MEMBER'S CAPITAL	383,258
Total liabilities and member's capital	$383,258

See accompanying notes.

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

REVENUE	
Fees	$586,577
Interest income	444
Total revenue	587,021
EXPENSES	
Operating expenses	20,538
Charitable contributions	2,500
Total expenses	23,038
NET INCOME	$563,983

See accompanying notes.

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
For the Year Ended December 31, 2006

Balance at December 31, 2005	$ 91,275
Net income for the year ended December 31, 2006	563,983
Distributions	(272,000)
Balance at December 31, 2006	$ 383,258

See accompanying notes.

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 563,983
Adjustment to reconcile net income to net cash from operating activities:	
(Increase) in accounts receivable	(259,533)
Net cash from operating activities	304,450
Cash flows (for) financing activities	
Distributions to Member	(272,000)
Net increase in cash	32,450
Cash	
Beginning of year	60,491
End of year	$ 92,941

See accompanying notes.

SUSTAINABILITY INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Mékar Money Management, L.L.C., doing business as Sustainability Investments, LLC (the Company), is an Illinois limited liability company organized on April 29, 1999. Prior to May 17, 2006, the sole Member of the Company was Mékar Financial Services, L.L.C. (MFS). On May 17, 2006, MFS sold its entire ownership interest in the Company to the President of the Company, Jérôme de Bontin, who conducts and manages the business of the Company. Jérôme de Bontin is also the President and sole member of MFS. The Company's primary business activity is generating fee revenue from the promotion, marketing and sale of investment products. The Company is registered with the Securities and Exchange Commission as a broker and dealer in securities and is a member of the National Association of Securities Dealers, Inc.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Fee revenue is recognized as income when earned in accordance with the terms of the applicable agreement.

C. Income Taxes

The Company is treated as a partnership for U.S. and state income tax purposes. All income or loss is taxable to the sole Member. Accordingly, no tax liability or expense is recorded in the financial statements.

Note 2. RELATED PARTY TRANSACTIONS

On June 30, 2005, the Company entered an expense agreement (the Agreement) with MFS. The Agreement provides that fixed expenses and variable costs of the Company shall be paid by MFS.

Note 3. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2006, the Company has net capital of $92,941, which is $87,941 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0 to 1.


SUPPLEMENTARY INFORMATION

SUSTAINABILITY INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Total member's capital	$ 383,258
Deduct items not allowable for net capital purposes	
Non-allowable assets	(290,317)
Net capital	$ 92,941
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 0
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 92,941
Minimum net capital requirement	5,000
Excess net capital	$ 87,941
Total aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0.0 %

Reconciliation with Sustainability Investments, LLC's Net Capital Computation

Net Capital as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2006 (unaudited)	$ 92,941
Adjustment to record accounts receivable	290,317
Adjustment to deduct non-allowable assets	(290,317)
Net capital shown above	$ 92,941

SUSTAINABILITY INVESTMENTS, LLC
COMPUTATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2006

The Company does not file information in accordance with Rule 15c3-3, as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Sustainability Investments, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

SUSTAINABILITY INVESTMENTS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2006


ARTHUR BELL
Certified Public Accountants


201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Sustainability Investments, LLC

In planning and performing our audit of the financial statements and supplementary information of Sustainability Investments, LLC (the Company), for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the Company's financial statements for the year ended December 31, 2006, and this report does not affect our report thereon dated February 27, 2007.

During the year ended December 31, 2006, the Company maintained its books and records on the cash basis of accounting, which is not in accordance with the accrual basis of accounting required by accounting principles generally accepted in the United States of America. The primary effect of the Company recording its books and records on the cash basis rather than on the accrual basis was the omission of recording accounts receivable and the misstatement of fee revenue. No impact on net capital or excess net capital resulted from the Company recording its books and records on the cash basis. The Company intends on revising its control procedures in order to obtain information necessary for recording its books and records on the accrual basis. Additionally, the Company has engaged an accounting firm to prepare its books and records on the accrual basis of accounting.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except as noted in the preceding paragraph, based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2007

END